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                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                            STAFF BUILDERS, INC.
           --------------------------------------------------------
                                (Name of Issuer)

                CLASS B COMMON STOCK, $.01 par value per share
           --------------------------------------------------------
                          (Title of Class of Securities)


           --------------------------------------------------------
                                 (CUSIP Number)

           Mr. Gary Tighe                    Floyd I. Wittlin, Esq.
           Staff Builders, Inc.              Richards & O'Neil, LLP
           1983 Marcus Avenue                885 Third Avenue
           Lake Success, NY  11042           New York, NY  10022
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              October 26, 1995
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))




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CUSIP No.                             13D



-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

        David Savitsky - SS#:  ###-##-####

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
                                   Not Applicable

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
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 (6) Citizenship or Place of Organization

                                   United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                   377,537
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                     2,000
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                   377,537
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                         0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

                                       379,537

-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

                                       31.4%

-------------------------------------------------------------------------------
(14) Type of Reporting Person*

                                       IN

-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


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                      STAFF BUILDERS, INC. SCHEDULE 13D

ITEM 1.   SECURITY AND ISSUER.

           This statement relates to the Class B common stock, par value $.01 per share ("Class B Common Stock"), of Staff Builders, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 1983 Marcus Avenue, Lake Success, New York 11042.

ITEM 2.    IDENTITY AND BACKGROUND.

            (a)   David Savitsky.

            (b) Mr. Savitsky's business address is 1983 Marcus Avenue, Lake Success, New York 11042.

            (c) Mr. Savitsky is Executive Vice President, Chief Operating Officer, Secretary, Treasurer and a Director of the Company.

            (d) Mr. Savitsky has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years.

            (e) Mr. Savitsky has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years that resulted in Mr. Savitsky being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f)   Mr. Savitsky is a citizen of the United States.



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ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The shares of Class B Common Stock being reported hereby (the "Shares") were acquired by Mr. Savitsky in connection with the Company's plan of recapitalization (the "Recapitalization Plan"). Pursuant to the Recapitalization Plan, among other things, the Company amended its Restated Certificate of Incorporation to eliminate the Company's previously authorized single class of Common Stock (the "Common Stock") and authorized for issuance 50,000,000 shares of Class A Common Stock, $.01 par value per share (the
"Class A Common Stock") and 1,450,000 shares of Class B Common Stock. Shares of Common Stock held by stockholders of the Company for more than fou ryears were automatically converted into an equal number of shares of Class B Common Stock, and all other shares of Common Stock were automatically converted into Class A Common Stock. A holder of shares of Class A Common Stock is entitled to one vote per share and a holder of Class B Common Stock is entitled to ten votes per share on all matters submitted to the Company's stockholders for their vote. Mr. Savitsky was the beneficial owner for more than four years of 377,537 shares of Common Stock and accordingly, was issued 377,537 shares of Class B Common Stock in the Recapitalization Plan. Mr. Savitsky paid no additional consideration for the Shares.

ITEM 4.    PURPOSE OF TRANSACTION.

            Mr. Savitsky acquired the Shares in compliance with the Company's Recapitalization Plan discussed in Item 3 above. Mr. Savitsky does not have any plans or proposals which relate to or would result in any of the actions specified in Item 4 of Schedule 13D.


ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

            (a) (b) Mr. Savitsky beneficially owns 379,537 shares of Class B Common Stock (representing 31.4% of the outstanding Class B Common Stock), has sole power with respect to the voting and disposition of 377,537 of such shares and has shared power with respect to the voting of 2,000 of such shares pursuant to the grant of a ten year revocable proxy by Ephraim Koschitzki on November 1, 1991. (Although Mr. Savitsky is not furnished with verifiable information with respect to the number of shares beneficially owned by Mr. Koschitzki, Mr. Savitsky believes Mr. Koschitzki beneficially owns 2,000 shares.) Mr. Savitsky shares power with respect to the voting of such 2,000 shares of Common Stock with Stephen Savitsky, Chairman of the Board, President, Chief Executive Officer and a Director of the



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Company, whose business address is 1983 Marcus Avenue, Lake Success, New York
11042. David Savitsky's wife owns 150 shares of Class B Common Stock and holds 1,000 shares of Class B Common Stock as trustee for the benefit of their three minor children. Mr. Savitsky disclaims beneficial ownership of these 1,150 shares. Mr. Savitsky is a citizen of the United States.

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            (c)   Except for the automatic conversion of the shares of Common
Stock held by Mr. Savitsky for more than four years into shares of Class B Common Stock pursuant to the Recapitalization Plan, Mr. Savitsky has not engaged in any transaction with regard to the Class B Common Stock during the past sixty days.

            (d) Mr. Ephraim Koschitzki has the right to receive and direct the receipt of dividends from, or the proceeds from the sale of, 2,000 shares of Class B Common Stock beneficially owned by Mr. Savitsky.

            (e)   Not applicable.


ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            The contracts, arrangements, understandings and relationships required to be described in response to Item 6 to Schedule 13D are described in the response to Items 3, 4 and 5 of this Schedule 13D.


ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

            Exhibit 1 -       The Company's Certificate of Amendment of the
                              Restated Certificate of Incorporation of the Company, filed with the Secretary of State of the State of Delaware on October 26, 1995
                              (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 31, 1995).

            Exhibit 2 Proxy, dated November 1, 1991, made by Efraim Koschitzki in favor of Stephen Savitsky and David Savitsky.


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                                 SIGNATURE



            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.


Dated:  November 3, 1995



                                          /s/ David Savitsky
                                          ---------------------------------
                                                 David Savitsky

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                             EXHIBIT INDEX

            Exhibit No.          Description of Exhibit
            -----------          ----------------------
            Exhibit 1 -       The Company's Certificate of Amendment of the
                              Restated Certificate of Incorporation of the Company, filed with the Secretary of State of the State of Delaware on October 26, 1995
                              (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 31, 1995).

            Exhibit 2 Proxy, dated November 1, 1991, made by Efraim Koschitzki in favor of Stephen Savitsky and David Savitsky.